Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2023

The board (the “Board”) of directors (the “Directors”) of Bilibili Inc. (the “Company”) is pleased to announce the unaudited interim consolidated results of the Company, its subsidiaries and consolidated affiliated entities (the “Group”) for the six months ended June 30, 2023 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2022. These interim results have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and reviewed by the audit committee (the “Audit Committee”) of the Board. The independent auditor of the Company, PricewaterhouseCoopers, has reviewed our interim financial information for the six months ended June 30, 2023 in accordance with International Standard on review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL AND OPERATIONAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2023

•	Total net revenues were RMB10.4 billion for the six months ended June 30, 2023, representing an increase of 4% from RMB10.0 billion for the six months ended June 30, 2022.

•

Gross profit was RMB2.3 billion for the six months ended June 30, 2023, representing an increase of 51% from RMB1.5 billion for the six months ended June 30, 2022. Gross profit margin was 22.5% for the six months ended June 30, 2023, compared with 15.5% in the same period last year.

•	Net loss was RMB2.2 billion for the six months ended June 30, 2023, narrowing by 49% from RMB4.3 billion for the six months ended June 30, 2022.

•	Adjusted net loss was RMB2.0 billion for the six months ended June 30, 2023, narrowing by 45% from RMB3.6 billion for the six months ended June 30, 2022.

•	Average daily active users (“DAUs”) reached 95.1 million for the six months ended June 30, 2023, representing an increase of 17% from 81.4 million for the six months ended June 30, 2022.

FINANCIAL HIGHLIGHTS

	For the Six Months Ended June 30,
	2022	2023	Change (%)
	RMB	RMB
	(in thousands, except for percentages)

Net revenues	9,963,030	10,373,810	4.1%
Gross profit	1,545,526	2,331,466	50.9%
Loss before income tax	(4,237,976)	(2,122,187)	(49.9%)
Net loss	(4,294,577)	(2,177,777)	(49.3%)
Net loss attributable to the Bilibili Inc.’s shareholders	(4,288,909)	(2,174,393)	(49.3%)
Non-GAAP Financial Measures:
Adjusted net loss	(3,622,848)	(1,994,852)	(44.9%)
Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(3,617,180)	(1,991,468)	(44.9%)

	2022	2023
	December 31	June 30	Change (%)
	RMB	RMB
	(in thousands, except for percentages)

Total current assets	24,452,888	18,710,694	(23.5%)
Total non-current assets	17,377,682	16,184,663	(6.9%)
Total assets	41,830,570	34,895,357	(16.6%)
Total liabilities	26,590,983	18,362,675	(30.9%)
Total shareholders’ equity	15,239,587	16,532,682	8.5%
Total liabilities and shareholders’ equity	41,830,570	34,895,357	(16.6%)

Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss attributable to the Bilibili Inc.’s shareholders, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, loss/gain on fair value change in investments in publicly traded companies, gain on repurchase of convertible senior notes, expenses related to organizational optimization, and termination expenses of certain game projects. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the periods indicated.

	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB
	(in thousands)

Net loss	(4,294,577)	(2,177,777)
Add:
Share-based compensation expenses	534,560	561,548
Amortization expense related to intangible assets acquired through business acquisitions	96,335	96,302
Income tax related to intangible assets acquired through business acquisitions	(18,009)	(11,250)
Loss/(gain) on fair value change in investments in publicly traded companies	335,929	(181,233)
Gain on repurchase of convertible senior notes	(475,790)	(282,442)
Expenses related to organizational optimization	89,650	—
Termination expenses of certain game projects	109,054	—

Adjusted net loss	(3,622,848)	(1,994,852)

	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB
	(in thousands)

Net loss attributable to the Bilibili Inc.’s shareholders	(4,288,909)	(2,174,393)
Add:
Share-based compensation expenses	534,560	561,548
Amortization expense related to intangible assets acquired through business acquisitions	96,335	96,302
Income tax related to intangible assets acquired through business acquisitions	(18,009)	(11,250)
Loss/(gain) on fair value change in investments in publicly traded companies	335,929	(181,233)
Gain on repurchase of convertible senior notes	(475,790)	(282,442)
Expenses related to organizational optimization	89,650	—
Termination expenses of certain game projects	109,054	—

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(3,617,180)	(1,991,468)

BUSINESS REVIEW AND OUTLOOK

Our top priority for 2023 is to improve our commercialization efficiency and narrow our losses. In the first half of this year, we have made solid steps toward these goals. We meaningfully improved our gross profit and cut our losses, while continuing to deliver healthy DAU growth and strong community metrics.

In the first half of this year, we further improved our commercialization efficiency, enabling us to convert our growing traffic into quality revenue growth. The momentum we have seen in our advertising and live broadcasting business is encouraging. In the first half of 2023, our advertising revenues increased by 29% while our live broadcasting revenues grew by 23%, both on a year-over-year basis. Moreover, our gross profit increased by 51% year-over-year, driving our gross profit margin to 22.5% from 15.5% in the same period of last year. Meanwhile, we have strengthened our expense controls. Our total operating expenses declined by 13%, including a 26% decrease in sales and marketing expenses, a 4% decrease in general and administrative expenses and a 3% decrease in research and development expenses, all on a year-over-year basis. The advancements we made with our margin and effective cost management contributed to our improved bottom line. As a result, in the first half of 2023, our net loss and adjusted net loss narrowed by 49% and 45% year-over-year, respectively.

While we focused on improving our financial metrics, we continued to attract more users and enhance the engagement levels of our community. In the first half of this year, our DAUs grew by 17% year-over-year to over 95 million, while our monthly active users (“MAUs”) reached 319 million, driving our DAU/MAU ratio to 29.8%, up from 27.2% in the same period last year. Our users continue to value our evolving and diverse content with the average daily time spent on Bilibili reaching 95 minutes in the first half of this year, bringing users’ total time spent1 on our platform increased by 21% year-over-year.

Content

Our content ecosystem continues to be our most prized asset. In the first half of 2023, we remained steadfast in our commitment to crafting a comprehensive video platform that empowers content creators and users to explore novel interests, earn recognition and forge connections. The diverse tapestry of Bilibili’s content verticals naturally unfurls in response to users’ evolving interests. These encompass domains such as automotive, home decoration and professional pursuits, mirroring the progressive journey of our young users through their various life phases. Furthermore, we have extended our content scenarios to align with users diversified video watching preferences. In addition to professional user-generated videos (“PUGVs”), live broadcasting and Smart TV, our short-form vertical video product, known as Story Mode, caters to our users’ video consumption needs during their fragmented time. In the first half of this year, our total daily video views increased by 34% year-over-year to 4.1 billion. Story Mode’s daily video views grew by 78% year-over-year, while PUGV average daily video views increased by 22% year-over-year. Story Mode has become one of the key video consumption scenarios for our users, contributing to growth in our DAUs and commercialization in areas such as advertising and live broadcasting.

Content creators are an essential component of our content ecosystem. Supporting our talented content creators’ visibility, as well as their ability to earn more money, are among our top tasks. In the first half of 2023, we continued to optimize our algorithms and products to facilitate high-quality content and enable creators to be recognized. The number of daily active content creators on our platform and our monthly content submissions increased by 30% and 61% year-over-year, respectively, in the first half of this year. By further integrating our commercial channels within our ecosystem, we continued to empower content creators to realize their commercial value through diverse avenues. In the first half of this year, over 2.1 million creators earned money through various Bilibili channels, representing a 41% increase year-over-year. In addition to our cash incentive program, more creators are earning income through multiple commercialization channels, such as advertising, live broadcasting, online paid courses and workshops.

We are also exploring the integration of AI applications within our content ecosystem. Utilizing AI-generated content (“AIGC”) can enhance both content creation efficiency and user experience. We believe it holds great promise and tremendous potential for the video industry. Leveraging these evolving technologies, we can further enrich our content supply, empowering our creators to bring their visions to life more easily and effectively. We are also beta testing new features powered by AIGC, including an AI-powered search feature, to further enhance user experience and offer personalized and captivating content that deeply engages our user community.

Community

The inspiring community atmosphere and diverse interactive features we provide are fostering strong connections between our users and our platform. The average daily time spent on our platform was 95 minutes in the first half of this year, the highest level for a first half year period in our operating history. Users’ monthly interactions reached around 14.6 billion in the first half of this year, up 17% year-over-year. As of the end of June 2023, our core group of official members also increased by 26% year-over-year to 214 million with a solid 12-month retention rate of around 80%.

Our signature offline events also bring our community together in person. This July, we hosted two exciting offline events: Bilibili World and Bilibili Macro Link in Shanghai. Over 200,000 tickets were sold out almost immediately. The tremendous response highlights Bilibili’s strong influence and leadership among young generations in China, as well as users’ strong willingness to pay for our unique community experiences.

Commercialization

In 2023, we focus on enhancing efficiency, improving gross profit and reducing losses. We have intensified the integration of commercial initiatives including advertising and live broadcasting throughout our ecosystem, and streamlined our resources toward our core commercial businesses. We remain steadfast in our commitment to achieving our financial goals, while nurturing a welcoming and inspiring user community.

Value-Added Services

Revenues from value-added services business were RMB4.5 billion in the first half of this year, representing an increase of 7% from the first half of 2022, primarily driven by the revenue growth of our live broadcasting business which increased by 23% year-over-year. We continue to integrate our live broadcasting capabilities within our video ecosystem. As one of the primary ways for creators to monetize their talent, more creators are making the transition to live broadcasting hosts. In the first half of this year, the number of monthly active live broadcasting hosts increased by 24% year-over-year. Meanwhile, we are exploring new live broadcasting products to create more paying channels for our users.

Meanwhile, we continued to enrich our occupationally-generated videos (“OGVs”) library and convert more users to premium memberships. By the end of June, we had around 20.5 million premium members. Over 80% of these were annual or auto-renew package subscribers, which represents users’ strong trust in our brand and content offerings.

Advertising

Revenues from advertising business were RMB2.8 billion in the first half of this year, representing an increase of 29% from the first half of 2022, mainly led by our performance-based advertising revenue growth, which increased by 58% year-over-year. Revenues from brand advertising and Sparkle advertising offerings also grew by double digit percentages year-over-year for the period. In the first half of 2023, we continued to expand and optimize our advertising product offerings. At the same time, we have been continuously building our commercial database and improving our ad algorithm to drive better results for our advertising clients. As we progress our initiative to integrate sales conversion with advertising products, we have found an effective way to convert our high-quality traffic to advertising revenue growth.

Mobile Games Services

Our revenues from mobile games services were RMB2.0 billion in the first half of this year, representing a decrease of 16% from the first half of 2022, mainly due to the lack of new game launches and revenue declines from certain games. The performance of our top two performing games, Azur Lane and Fate Grand Order, remained stable. Particularly, during Azur Lane’s six-year anniversary, the game reached new peaks in paying users and revenues. We remain dedicated to our in-house development of high-quality games. We believe top-tier games built on a deep understanding of user needs can generate profitability over the long run.

Inclusion of Class Z Ordinary Shares in the Shenzhen-Hong Kong Stock Connect and Shanghai- Hong Kong Stock Connect Programs

Our Class Z ordinary shares traded on the Hong Kong Stock Exchange have been included in the Shenzhen-Hong Kong Stock Connect and Shanghai-Hong Kong Stock Connect programs, both effective March 13, 2023. Following the inclusion, eligible investors in the Chinese Mainland can have direct access to the trading of the Company’s Class Z ordinary shares.

Repurchase of Convertible Senior Notes

In January 2023, the Company repurchased an aggregate principal amount of US$384.8 million (RMB2.6 billion) December 2026 Notes2 with an aggregate consideration of US$331.2 million (RMB2.2 billion) that was funded by the Company’s ADS issuance. In June 2023, the Company completed the repurchase right offer for its 2027 Notes3. An aggregate principal amount of US$745.9 million (RMB5.3 billion) 2027 Notes was validly surrendered and repurchased with an aggregate cash consideration of US$745.9 million (RMB5.3 billion). The total gain on repurchase of December 2026 Notes and 2027 Notes was RMB282.4 million for the six months ended June 30, 2023.

As of June 30, 2023, the aggregate outstanding principal amount of April 2026 Notes4, 2027 Notes and December 2026 Notes was RMB6.3 billion (US$876.3 million).

Recent Development after the Reporting Period

Save as disclosed in this announcement, there were no other significant events that might affect us since the end of the Reporting Period and up to the date of this announcement.

Business Outlook

In the first half of the year, we accelerated our monetization efforts and improved gross profit and narrowed losses, while continuing to foster the healthy growth of our community. As we move into the second half of this year, our main tasks will focus on the following three core areas: First, we aim to further enhance our traffic commercialization efficiency by increasing our advertising revenues and live broadcasting revenues. Additionally, we will bring more high-quality games to our users, including the highly anticipated Pretty Derby. Secondly, we will continue to take a prudent financial approach with strict control of our costs and expenses, and further narrow our losses. Last but not least, we are committed to achieving ongoing healthy DAU growth, and will continue to foster an inspiring video community for young generations in China.

1

Total time spent represents the total time users spent on our mobile apps during a given period, which is the result of average daily time spent per active user on our mobile apps multiplied by DAUs and further multiplied by the number of days in such period.

2	0.50% convertible senior notes due December 2026, initially in an aggregate principal amount of US$1,600 million, issued by the Company in November 2021.

3	1.25% convertible senior notes due 2027, initially in an aggregate principal amount of US$800 million, issued by the Company in June 2020.

4	1.375% convertible senior notes due April 2026, initially in an aggregate principal amount of US$500 million, issued by the Company in April 2019.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended June 30,
	2022	2023
	(Unaudited)	(Unaudited)
	(RMB in thousands)

Net Revenues:
Mobile games	2,404,054	2,022,503
Value-added services (VAS)	4,155,650	4,457,965
Advertising	2,199,022	2,844,644
IP derivatives and others (formerly known as E-commerce and others)	1,204,304	1,048,698

Total net revenues	9,963,030	10,373,810

Cost of revenues	(8,417,504)	(8,042,344)
Gross profit	1,545,526	2,331,466

Operating expenses:
Sales and marketing expenses	(2,425,888)	(1,798,383)
General and administrative expenses	(1,160,961)	(1,111,394)
Research and development expenses	(2,140,551)	(2,074,033)

Total operating expenses	(5,727,400)	(4,983,810)

Loss from operations	(4,181,874)	(2,652,344)
Other (expenses)/income:
Investment (loss)/income, net (including impairments)	(544,273)	8,321
Interest income	90,268	298,300
Interest expense	(123,612)	(105,682)
Exchange losses	(21,526)	(16,552)
Debt extinguishment gain	475,790	282,442
Others, net	67,251	63,328

Total other (expenses)/income, net	(56,102)	530,157

Loss before income tax	(4,237,976)	(2,122,187)
Income tax	(56,601)	(55,590)

Net loss	(4,294,577)	(2,177,777)

Net loss attributable to:
Bilibili Inc.’s shareholders	(4,288,909)	(2,174,393)
Noncontrolling interests	(5,668)	(3,384)

Net loss	(4,294,577)	(2,177,777)

Net revenues

Total net revenues were RMB10.4 billion for the six months ended June 30, 2023, representing an increase of 4% from RMB10.0 billion for the six months ended June 30, 2022.

Value-added services (VAS)

Revenues from VAS were RMB4.5 billion for the six months ended June 30, 2023, representing an increase of 7% from RMB4.2 billion for the six months ended June 30, 2022. The increase was led by an increased amount of average revenues generated from each paying user for the Company’s value-added services, including live broadcasting and other value-added services.

Advertising

Revenues from advertising were RMB2.8 billion for the six months ended June 30, 2023, representing an increase of 29% from RMB2.2 billion for the six months ended June 30, 2022. This increase was mainly attributable to the Company’s improved advertising product offerings and enhanced advertising efficiency.

Mobile games

Revenues from mobile games were RMB2.0 billion for the six months ended June 30, 2023, representing a decrease of 16% from RMB2.4 billion for the six months ended June 30, 2022, mainly attributable to the lack of new game launches as well as revenues decline from certain games for the six months ended June 30, 2023.

IP derivatives and others (formerly known as E-commerce and others)

Revenues from IP derivatives and others were RMB1.0 billion for the six months ended June 30, 2023, representing a decrease of 13% from RMB1.2 billion for the six months ended June 30, 2022, mainly attributable to decreased revenue from e-sports copyright sub-licensing.

Cost of revenues

Cost of revenues was RMB8.0 billion for the six months ended June 30, 2023, representing a decrease of 4% from RMB8.4 billion for the six months ended June 30, 2022. The decrease was mainly due to lower server and bandwidth costs and others costs. Revenue-sharing costs, a key component of cost of revenues, was RMB4.2 billion, remaining stable from RMB4.2 billion for the six months ended June 30, 2022. Server and bandwidth costs represented a decrease of 14% for the six months ended June 30, 2022.

Gross profit

Gross profit was RMB2.3 billion for the six months ended June 30, 2023, representing an increase of 51% from RMB1.5 billion for the six months ended June 30, 2022, primarily due to the Company’s improved operating leverage, as the Company enhanced its monetization efficiency.

Operating expenses

Total operating expenses were RMB5.0 billion for the six months ended June 30, 2023, representing a decrease of 13% from RMB5.7 billion for the six months ended June 30, 2022.

Sales and marketing expenses

Sales and marketing expenses were RMB1.8 billion for the six months ended June 30, 2023, representing a 26% decrease from RMB2.4 billion for the six months ended June 30, 2022. The decrease was primarily attributable to reduced promotional spending related to user acquisition for the six months ended June 30, 2023.

General and administrative expenses

General and administrative expenses were RMB1.1 billion for the six months ended June 30, 2023, representing a 4% decrease from RMB1.2 billion for the six months ended June 30, 2022.

Research and development expenses

Research and development expenses were RMB2.07 billion for the six months ended June 30, 2023, representing a 3% decrease from RMB2.14 billion for the six months ended June 30, 2022.

Loss from operations

Loss from operations was RMB2.7 billion for the six months ended June 30, 2023, narrowing by 37% from RMB4.2 billion for the six months ended June 30, 2022.

Total other (expenses)/income, net

Total other income was RMB530.2 million for the six months ended June 30, 2023, compared with total other expenses of RMB56.1 million in the same period of 2022. The change was primarily attributable to a gain of RMB181.2 million on fair value change in investments in publicly traded companies for the six months ended June 30, 2023, compared to a loss of RMB335.9 million on fair value change in investments in publicly traded companies for the same period of 2022.

Income tax

Income tax expense was RMB55.6 million for the six months ended June 30, 2023, compared with RMB56.6 million for the six months ended June 30, 2022.

Net loss

Net loss was RMB2.2 billion for the six months ended June 30, 2023, narrowing by 49% from RMB4.3 billion for the six months ended June 30, 2022.

Liquidity

Our cash and cash equivalents, time deposits and short-term investments decreased by 27% from RMB19.6 billion as of December 31, 2022 to RMB14.3 billion as of June 30, 2023. The decrease was primarily due to the repurchase of 2027 Notes for a total cash consideration of US$745.9 million (RMB5.3 billion) during the six months ended June 30, 2023.

Significant Investments

The Group did not make or hold any significant investments during the six months ended June 30, 2023.

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the six months ended June 30, 2023.

Foreign Exchange Exposure

A substantial majority of our revenues and costs is denominated in Renminbi. Any significant depreciation of the Renminbi may materially adversely affect the value of, and any dividends payable on, the ADSs in U.S. dollars. For example, when we convert our U.S. dollars denominated funds into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Contingent Liabilities

The Company had no material contingent liabilities as at June 30, 2023.

Employees and Remuneration

As of June 30, 2023, we had a total of 10,354 employees, compared to 11,092 as of December 31, 2022.

As required under PRC regulations, the Company participates in housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing funds, pension, maternity, medical, work-related injury and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of its employees. We also purchase commercial health and accidental insurance for our employees. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of the Group’s business. The Company has granted and plans to continue to grant share-based incentive awards to its employees in the future to incentivize their contributions to its growth and development.

CORPORATE GOVERNANCE

Compliance with the Corporate Governance Code

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

During the Reporting Period, we have complied with all the code provisions of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Part 2 of Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”), save for the following.

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairperson and chief executive officer should be separate and should not be performed by the same person. The Company deviates from this code provision because Mr. Rui Chen performs both the roles of the chairman of the Board and the chief executive officer of the Company. Mr. Chen has extensive experience in our business operations and management. The Board believes that vesting the roles of both chairman and chief executive officer to Mr. Chen has the benefit of ensuring consistent leadership within the Company and enables more effective and efficient overall strategic planning. This structure will enable the Company to make and implement decisions promptly and effectively.

The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent non-executive Directors. The Board will reassess the division of the roles of chairman and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole.

Code provision F.1.1 of the Corporate Governance Code provides that an issuer should have a policy on payment of dividends and should disclose it in the annual report. The Company deviates from this code provision because the Company does not have a dividend policy. The Board has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if the Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period and up to the date of this announcement.

Audit Committee

The audit committee consists of Eric He, JP Gan and Feng Li. Eric He is the chairman of our audit committee. The Company have determined that Eric He, JP Gan and Feng Li each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Eric He qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent registered public accounting firms and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firms;

•	reviewing with the independent registered public accounting firms any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent registered public accounting firms;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent registered public accounting firms; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

The Audit Committee has reviewed the unaudited interim results of the Company for the six months ended June 30, 2023 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our interim financial information for the six months ended June 30, 2023 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.”

Other Board Committees

In addition to the Audit Committee, the Board has also established the compensation committee and the nominating and corporate governance committee. Each of these committees is established with a defined written charter. The charters of the Board committees are available on the Company’s Investor Relations website and the website of Hong Kong Stock Exchange.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

As disclosed in this announcement, the Company repurchased December 2026 Notes and 2027 Notes during the Reporting Period. Further details of the repurchase of December 2026 Notes are set out in the announcements of the Company dated January 9, 2023 and January 12, 2023. And further details of the repurchase of 2027 Notes are set out in the overseas regulatory announcements dated May 9, 2023 and June 14, 2023, as well as the next day disclosure return dated 16 June 2023 and the monthly return dated 7 July 2023 of the Company.

In addition, the Company announced in March 2022 that its Board of Directors had authorized a share repurchase program, under which the Company may repurchase up to US$500 million of its ADSs for the next 24 months. The Company had repurchased a total of 2.6 million ADSs for a total cost of US$53.6 million as of June 30, 2023. The aforementioned repurchases of ADSs took place between March and May 2022 prior to the Reporting Period.

Save as disclosed in this announcement, neither the Company nor any of its subsidiaries and consolidated affiliated entities had purchased, sold or redeemed any of the Company’s listed securities during the Reporting Period.

Dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2023.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB
Net revenues	9,963,030	10,373,810

Cost of revenues	(8,417,504)	(8,042,344)

Gross profit	1,545,526	2,331,466
Operating expenses:
Sales and marketing expenses	(2,425,888)	(1,798,383)
General and administrative expenses	(1,160,961)	(1,111,394)
Research and development expenses	(2,140,551)	(2,074,033)

Total operating expenses	(5,727,400)	(4,983,810)

Loss from operations	(4,181,874)	(2,652,344)
Other (expense)/income:
Investment (loss)/income, net (including impairments)	(544,273)	8,321
Interest income	90,268	298,300
Interest expense	(123,612)	(105,682)
Exchange losses	(21,526)	(16,552)
Debt extinguishment gain	475,790	282,442
Others, net	67,251	63,328

Total other (expense)/income, net	(56,102)	530,157

Loss before income tax	(4,237,976)	(2,122,187)
Income tax	(56,601)	(55,590)

Net loss	(4,294,577)	(2,177,777)

Net loss attributable to:
Bilibili Inc.’s shareholders	(4,288,909)	(2,174,393)
Noncontrolling interests	(5,668)	(3,384)

Net loss	(4,294,577)	(2,177,777)

Other comprehensive income:
Foreign currency translation adjustments	334,244	219,942
Total other comprehensive income	334,244	219,942

Total comprehensive loss	(3,960,333)	(1,957,835)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS (Continued)

	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB
Total comprehensive loss attributable to:
Bilibili Inc.’s shareholders	(3,954,665)	(1,954,451)
Noncontrolling interests	(5,668)	(3,384)

Total comprehensive loss	(3,960,333)	(1,957,835)

Net loss per share, basic	(10.88)	(5.28)
Net loss per share, diluted	(10.88)	(5.28)
Net loss per ADS, basic	(10.88)	(5.28)
Net loss per ADS, diluted	(10.88)	(5.28)
Weighted average number of ordinary shares, basic	394,142,409	412,013,005
Weighted average number of ordinary shares, diluted	394,142,409	412,013,005
Weighted average number of ADS, basic	394,142,409	412,013,005
Weighted average number of ADS, diluted	394,142,409	412,013,005

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	December 31, 2022	June 30, 2023
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	10,172,584	5,686,852
Time deposits	4,767,972	5,712,014
Restricted cash	14,803	167,810
Accounts receivable, net	1,328,584	1,367,815
Amount due from related parties	1,594,920	1,207,285
Prepayments and other current assets	1,950,573	1,669,096
Short-term investments	4,623,452	2,899,822

Total current assets	24,452,888	18,710,694

Non-current assets:
Property and equipment, net	1,227,163	929,803
Production cost, net	1,929,622	2,014,100
Intangible assets, net	4,326,790	3,952,713
Deferred tax assets	43,591	43,591
Goodwill	2,725,130	2,725,130
Long-term investments, net	5,651,018	5,223,492
Other long-term assets	1,474,368	1,295,834

Total non-current assets	17,377,682	16,184,663

Total assets	41,830,570	34,895,357

Liabilities
Current liabilities:
Accounts payable	4,291,656	4,171,625
Salary and welfare payable	1,401,526	994,074
Taxes payable	316,244	300,330
Short-term loan and current portion of long-term debt	6,621,386	4,611,656
Deferred revenue	2,819,323	2,690,964
Accrued liabilities and other payables	1,534,962	1,609,350
Amount due to related parties	108,307	101,458

Total current liabilities	17,093,404	14,479,457

Non-current liabilities:
Long-term debt	8,683,150	3,197,625
Other long-term liabilities	814,429	685,593

Total non-current liabilities	9,497,579	3,883,218

Total liabilities	26,590,983	18,362,675

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (Continued)

(All amounts in thousands, except for share and per share data)

	December 31, 2022	June 30, 2023
	RMB	RMB
Shareholders’ equity
Ordinary shares:
Class Y Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2022; US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of June 30, 2023)	52	52
Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized, 316,202,303 shares issued, 310,864,471 shares outstanding as of December 31, 2022; US$0.0001 par value; 9,800,000,000 shares authorized, 331,546,303 shares issued, 327,376,931 shares outstanding as of June 30, 2023)	201	213
Additional paid-in capital	36,623,161	39,874,079
Statutory reserves	36,173	36,173
Accumulated other comprehensive income	58,110	278,052
Accumulated deficit	(21,479,869)	(23,654,262)

Total Bilibili Inc.’s shareholders’ equity	15,237,828	16,534,307

Noncontrolling interests	1,759	(1,625)

Total shareholders’ equity	15,239,587	16,532,682

Total liabilities and shareholders’ equity	41,830,570	34,895,357

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB
Net cash used in operating activities	(2,104,516)	(651,158)

Net cash (used in)/provided by investing activities	(647,890)	1,010,143

Net cash used in financing activities	(1,456,007)	(4,837,680)

Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies	176,776	145,970
Net increase in cash, cash equivalents and restricted cash	(4,031,637)	(4,332,725)
Cash, cash equivalents and restricted cash at beginning of the period	7,523,108	10,187,387

Cash, cash equivalents and restricted cash at end of the period	3,491,471	5,854,662

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1.	Operations

Bilibili Inc. (the “Company”) is an iconic brand and a leading video community for young generations in China. Incorporated as a limited liability company in the Cayman Islands in December 2013, the Company, through its consolidated subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”), is primarily engaged in the operation of providing online entertainment services to users in the People’s Republic of China (the “PRC” or “China”).

In April 2018, the Company completed its initial public offerings on the NASDAQ Global Select Market. In March 2021, the Company successfully listed its Class Z ordinary shares on the main board of the Hong Kong Stock Exchange. The Company issued a total 28,750,000 Class Z ordinary shares in the global offering, including the fully exercised over-allotment option of 3,750,000 Class Z ordinary shares. Net proceeds from the global offering, including the over-allotment option, after deducting underwriting fees and other offering expenses, were approximately HKD22.9 billion (RMB19.3 billion).

On October 3, 2022, the Company’s voluntary conversion of its secondary listing status to primary listing on the main board of the Hong Kong Stock Exchange became effective. The Company became a dual-primary listed company on the main board of Hong Kong Stock Exchange in Hong Kong and the Nasdaq Global Select Market in the United States.

In January 2023, the Company completed the offering of 15,344,000 ADSs at US$26.65 per ADS. The amount of net proceeds from such offering (after deducting all applicable costs and expenses including but not limited to selling commission) is approximately US$396.9 million (RMB2,689.4 million). Shortly thereafter, the Company completed repurchase of an aggregate principal amount of US$384.8 million of its December 2026 Notes with an aggregate purchase price of US$331.2 million (RMB2,243.8 million), which was funded by the net proceeds from the ADS Offering.

2.	Significant Accounting Policies

Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and the disclosure requirements of the Rules Governing the Listing of Securities on The HKEx, as amended, supplemented or otherwise modified from time to time (the “HK Listing Rules”). The unaudited interim condensed consolidated financial information and related disclosures have been prepared with the presumption that users of the unaudited condensed interim consolidated financial information should be read in conjunction with the audited consolidated financial statements as of December 31, 2022 and for the year ended December 31, 2022. The condensed consolidated balance sheet at December 31, 2022 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

2.	Significant Accounting Policies (Continued)

Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of the average playing period for paying players, and assessment for the impairment of long-term investments accounted for using the measurement alternative.

3.	Accounts receivable, net

An aging analysis of the accounts receivable as of December 31, 2022 and June 30, 2023, based on the recognition date before provisions, is as follows:

	As of December 31, 2022	As of June 30, 2023

	RMB in thousands
Within 3 months	897,411	990,486
Between 3 months and 6 months	248,274	268,720
Between 6 months and 1 year	223,878	180,121
More than 1 year	180,895	141,636
Less: Provisions	(221,874)	(213,148)

Total	1,328,584	1,367,815

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

4.	Accounts payable

An aging analysis of the accounts payable as of December 31, 2022 and June 30, 2023, based on the recognition date, after credit period, is as follows:

	As of December 31, 2022	As of June 30, 2023

	RMB in thousands
Within 3 months	2,977,735	2,825,745
Between 3 months and 6 months	623,799	605,578
Between 6 months and 1 year	392,474	342,844
More than 1 year	297,648	397,458

Total	4,291,656	4,171,625

The accounts payable is non-interest-bearing.

5.	Revenue recognition

The following table presents the Group’s net revenues disaggregated by revenue sources:

	For the Six Months Ended June 30,
	2022	2023

	RMB in thousands
Mobile games	2,404,054	2,022,503
Value-added services (VAS)	4,155,650	4,457,965
Advertising	2,199,022	2,844,644
IP derivatives and others (formerly known as E-commerce and others)	1,204,304	1,048,698

Total net revenues	9,963,030	10,373,810

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

6.	Taxation

Composition of income tax

The following table presents the composition of income tax expenses for the six months ended June 30, 2022 and 2023:

	For the Six Months Ended June 30,
	2022	2023

	RMB in thousands
Current income tax expenses	68,394	57,719
Withholding income tax expenses	6,216	9,121
Deferred tax benefits	(18,009)	(11,250)

Total	56,601	55,590

7.	Net Loss per Share

For the six months ended June 30, 2022 and 2023, the Company had potential ordinary shares, including share options and restricted share units (“RSUs”) granted and ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, where applicable. As the Group incurred losses for the six months ended June 30, 2022 and 2023, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share.

For the six months ended June 30, 2022, the numbers of share options and the number of ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 3,168,717 shares, 17,347,747 shares, 19,641,256 shares and 15,480,130 shares, respectively.

For the six months ended June 30, 2023, the numbers of share options, RSUs and the number of ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 1,987,963 shares, 29,875 shares, 17,347,182 shares, 16,696,622 shares and 5,004,820 shares, respectively.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

7.	Net Loss per Share (Continued)

The following table sets forth the computation of basic and diluted net loss per share for the six months ended June 30, 2022 and 2023:

	For the Six Months Ended June 30,
	2022	2023

	RMB in thousands, except for share and per share data
Numerator:
Net loss	(4,294,577)	(2,177,777)
Net loss attributable to noncontrolling interests	5,668	3,384

Net loss attributable to Bilibili Inc.’s shareholders for basic/dilutive net loss per share calculation	(4,288,909)	(2,174,393)

Denominator:
Weighted average number of ordinary shares outstanding, basic	394,142,409	412,013,005
Weighted average number of ordinary shares outstanding, diluted	394,142,409	412,013,005
Net loss per share, basic	(10.88)	(5.28)
Net loss per share, diluted	(10.88)	(5.28)

8.	Dividend

The Board did not recommend the distribution of any dividend for the six months ended June 30, 2022 and 2023.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (https://ir.bilibili.com/). The interim report for the six months ended June 30, 2023 will be dispatched to the Company’s shareholders and made available for review on the same websites in due course.

By order of the Board Bilibili Inc. Rui Chen Chairman

Hong Kong, August 17, 2023

As at the date of this announcement, the Board comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.